FORM 6-K

U.S. SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934
Commission File Number: 001-38757
For the month of February 2021

TAKEDA PHARMACEUTICAL COMPANY LIMITED
(Translation of registrant’s name into English)
 1-1, Nihonbashi-Honcho 2-Chome
Chuo-ku, Tokyo 103-8668
Japan
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F  ☒            Form 40-F  ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Information furnished on this form:
EXHIBIT

Exhibit Number
1.	(English Translation) Summary of Financial Statements for the Nine-month Period Ended December 31, 2020

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TAKEDA PHARMACEUTICAL COMPANY LIMITED

Date: February 4, 2021	By:	/s/ Christopher O'Reilly
Christopher O'Reilly
Global Head of Investor Relations

Summary of Financial Statements for the Nine-month Period Ended December 31, 2020 (IFRS, Consolidated)
February 4, 2021

Takeda Pharmaceutical Company Limited		Stock exchange listings:	Tokyo, Nagoya, Fukuoka, Sapporo
TSE Code:	4502	URL: http://www.takeda.com
Representative:	Christophe Weber, President & CEO
Contact:	Christopher O'Reilly	Telephone: +81-3-3278-2306
Global Head of IR, Global Finance
Scheduled date of securities report submission: February 12, 2021
Scheduled date of dividend payment commencement: -
Supplementary materials for the financial statements: Yes
Presentation to explain for the financial statements: Yes
(Million JPY, rounded to the nearest million)

1.	Consolidated Financial Results for the Nine-month Period Ended December 31, 2020 (April 1 to December 31, 2020)
(1)Consolidated Operating Results (year to date)

	(Percentage figures represent changes over the same period of the previous year)
	Revenue		Operating profit		Profit before tax		Net profit for the period
	(Million JPY)	(%)	(Million JPY)	(%)	(Million JPY)	(%)	(Million JPY)	(%)
Nine-month Period Ended December 31, 2020	2,427,538	(3.6)	358,729	120.7	235,357	320.2	179,027	319.0
Nine-month Period Ended December 31, 2019	2,519,486	82.6	162,544	(42.9)	56,008	(73.1)	42,728	(74.0)

	Net profit attributable to owners of the Company		Total comprehensive income for the period		Basic earnings per share		Diluted earnings per share
	(Million JPY)	(%)	(Million JPY)	(%)	(JPY)		(JPY)
Nine-month Period Ended December 31, 2020	178,907	320.8	169,450	—	114.57		113.72
Nine-month Period Ended December 31, 2019	42,517	(74.1)	(44,081)	—	27.31		27.19

	Core Operating Profit		Core EPS
	(Billion JPY)	(%)	(JPY)
Nine-month Period Ended December 31, 2020	780.6	(1.5)	333
Nine-month Period Ended December 31, 2019	792.2	129.9	360

(2)Consolidated Financial Position

	Total assets (Million JPY)	Total equity (Million JPY)	Equity attributable to owners of the Company (Million JPY)	Ratio of equity attributable to owners of the Company to total assets (%)	Equity attributable to owners of the Company per share (JPY)
As of December 31, 2020	12,286,137	4,639,428	4,635,353	37.7	2,965.00
As of March 31, 2020	12,821,094	4,727,486	4,723,483	36.8	3,032.22

2. Dividends

	Annual dividends per share (JPY)
	1st quarter end	2nd quarter end	3rd quarter end	Year-end	Total
For the Fiscal Year Ended March 31, 2020	—	90.00	—	90.00	180.00
For the Fiscal Year Ending March 31, 2021	—	90.00	—
For the Fiscal Year Ending March 31, 2021 (Projection)				90.00	180.00
(Note) Modifications in the dividend projection from the latest announcement: None

3.	Forecasts for Consolidated Operating Results for the Fiscal Year Ending March 31, 2021 (April 1, 2020 to March 31, 2021)

	(Percentage figures represent changes from previous fiscal year)
	Revenue		Core Operating Profit		Operating profit		Profit before income taxes		Net profit attributable to owners of the Company		Basic earnings per share	Core EPS
	(Million JPY)	(%)	(Million JPY)	(%)	(Million JPY)	(%)	(Million JPY)	(%)	(Million JPY)	(%)	(JPY)	(JPY)
For the Fiscal Year Ending March 31, 2021	3,200,000	(2.8)	984,000	2.3	434,000	332.2	258,000	—	180,500	308.0	115.56	420
(Note) Modifications in forecasts of consolidated operating results from the latest announcement: Yes

FY2020 Management Guidance
Underlying Revenue Growth	Low-single-digit growth
Underlying Core Operating Profit Growth	High-single-digit growth
Underlying Core Operating Profit Margin	Low-30s %
Underlying Core EPS Growth	Low-teen growth
(Note) Please refer to page 6 for details of "Underlying growth".

▪Additional Information

(1) Changes in significant subsidiaries during the period	: No
(changes in specified subsidiaries resulting in the change in consolidation scope)

(2) Changes in accounting policies and changes in accounting estimates
1) Changes in accounting policies required by IFRS	: No
2) Changes in accounting policies other than 1)	: No
3) Changes in accounting estimates	: No

(3) Number of shares outstanding (common stock)
1) Number of shares outstanding (including treasury stock) at period end:
December 31, 2020	1,576,387,908 shares
March 31, 2020	1,576,373,908 shares

2) Number of shares of treasury stock at period end:
December 31, 2020	13,032,676 shares
March 31, 2020	18,608,312 shares

3) Average number of outstanding shares (for the nine-month period ended December 31):
December 31, 2020	1,561,600,324 shares
December 31, 2019	1,557,038,034 shares

▪This summary of quarterly financial statements is not subject to quarterly review by the external auditor
▪Note to ensure appropriate use of forecasts, and other noteworthy items

•	Takeda applies International Financial Reporting Standards (IFRS), and the disclosure information in this document is based on IFRS.

•	All forecasts in this document are based on information currently available to management, and do not represent a promise or guarantee to achieve these forecasts. Various uncertain factors could cause actual results to differ, such as changes in the business environment and fluctuations in foreign exchange rates. Should any significant event occur which requires the forecast to be revised, Takeda will disclose it in a timely manner.

•	For details of the financial forecast, please refer to "1. Financial Highlights for the Nine-month Period Ended December 31, 2020 (3) Outlook for the Fiscal Year Ending March 31, 2021" on page 11.

•
Supplementary materials for the financial statements including Data Book and Earnings Presentation of the conference call on February 4, 2021, and its audio will be promptly posted on Takeda’s website.

(Takeda Website):
https://www.takeda.com/investors/financial-results/

Takeda Pharmaceutical Company Limited (4502)
Summary of Financial Statements for the Nine-month
Period Ended December 31, 2020 (Consolidated)
Attachment Index

Takeda Pharmaceutical Company Limited (4502)
Summary of Financial Statements for the Nine-month
Period Ended December 31, 2020 (Consolidated)
1. Financial Highlights for the Nine-month Period Ended December 31, 2020
(1) Business Performance
(i) Consolidated Financial Results (April 1 to December 31, 2020)

	Billion JPY or percentage
	FY2019 Q3YTD	FY2020 Q3YTD	Change versus the same period of the previous fiscal year
Revenue	2,519.5	2,427.5	(91.9)	(3.6)%
Cost of Sales	(841.6)	(740.9)	100.7	(12.0)%
Selling, General and Administrative expenses	(711.7)	(641.3)	70.4	(9.9)%
Research and Development expenses	(353.1)	(342.5)	10.5	(3.0)%
Amortization and Impairment Losses on Intangible Assets Associated with Products	(329.1)	(307.6)	21.6	(6.6)%
Other Operating Income	29.8	118.5	88.7	297.8%
Other Operating Expenses	(151.3)	(155.1)	(3.8)	2.5%
Operating Profit	162.5	358.7	196.2	120.7%
Finance Income	32.5	58.0	25.5	78.5%
Finance Expenses	(124.0)	(173.4)	(49.4)	39.9%
Share of Loss on Investments Accounted for Using the Equity Method	(15.1)	(8.0)	7.1	(46.9)%
Profit Before Income Tax	56.0	235.4	179.3	320.2%
Income Tax Expenses	(13.3)	(56.3)	(43.1)	324.2%
Net Profit for the Period	42.7	179.0	136.3	319.0%
Revenue. Revenue for the nine-month period ended December 31, 2020 was 2,427.5 billion JPY, a decrease of 91.9 billion JPY, or 3.6%, compared to the same period of the previous fiscal year. Excluding the impact from fluctuations in foreign exchange rates, which was calculated by applying the actual foreign exchange rates of the same period of the previous fiscal year to the current period, the decrease in revenue was 1.0%.
Within our core therapeutic areas, Gastroenterology (GI), Plasma-Derived Therapies (PDT) Immunology, and Oncology contributed positive revenue growth; however, they were offset by intensified competition and generic erosion in Rare Diseases, and the negative impact across the portfolio from changes in foreign exchange rates. Overall, the global spread of COVID-19 did not have a material effect on our revenue for the nine-month period ended December 31, 2020 with several offsetting factors. There were adverse effects due to COVID-19 observed in certain therapeutic areas, especially in Neuroscience during periods when stay-at-home restrictions are in place reducing patient visits to medical care providers. This trend has fluctuated throughout the nine-month period, especially in recent months, as transmission of COVID-19 has increased significantly in many parts of the world. These adverse impacts have been partially offset by benefits from prescribing trends during the pandemic, such as an expansion of certain products with a more convenient administration profile that was observed in the early phase of the outbreak.
Revenue outside of our core therapeutic areas decreased by 110.4 billion JPY, or 19.9%, mainly due to several divestitures completed in the fiscal year ended March 31, 2020, as well as a decline of off-patented products such as ULORIC (for hyperuricemia) and COLCRYS (for gout).
Year-on-year change in revenue for this nine-month period in each of our main therapeutic areas was primarily attributable to the following products:
•GI. In Gastroenterology, revenue was 588.8 billion JPY, a year-on-year increase of 55.6 billion JPY, or 10.4%. Growth was driven by Takeda's top-selling product ENTYVIO (for ulcerative colitis (UC) and Crohn’s disease (CD)), with sales of 319.3 billion JPY, a year-on-year increase of 55.8 billion JPY, or 21.2%. ENTYVIO, the only inflammatory bowel disease (IBD) therapy that combines gut-selectivity, long-term remission and long-term safety, expanded patient share in the growing IBD biologics markets in the U.S. and in Europe. Sales in the U.S. increased by 34.7 billion JPY, or 18.8%, to 219.2 billion JPY and sales in Europe and Canada increased by 16.3 billion JPY, or 25.4%, to 80.5 billion JPY versus the same period of the previous fiscal year, respectively. In Japan, the increase in sales was primarily driven by the UC indication. Sales of TAKECAB (for acid-related diseases) were 64.1 billion JPY, an increase of 8.5 billion JPY, or 15.2%, versus the same period of the previous fiscal year. This increase was driven by the expansion of new prescriptions in the Japanese market due to TAKECAB's efficacy in reflux esophagitis and the prevention of recurrence of gastric and duodenal ulcers during low-dose aspirin administration. Sales of RESOLOR/MOTEGRITY (for chronic idiopathic constipation), increased by 3.9 billion JPY, or 82.6%, versus the same period of the previous fiscal year to 8.5 billion JPY,

Takeda Pharmaceutical Company Limited (4502)
Summary of Financial Statements for the Nine-month
Period Ended December 31, 2020 (Consolidated)
driven by further penetration into the U.S. market. Sales of GATTEX/REVESTIVE (for short bowel syndrome) increased by 3.2 billion JPY, or 6.8%, versus the same period of the previous fiscal year to 50.1 billion JPY, primarily due to increased average length of time on therapy for the adult population. Growth of ENTYVIO, TAKECAB, RESOLOR/MOTEGRITY and GATTEX/REVESTIVE fully absorbed the net decrease of other GI products such as off-patented pantoprazole (for peptic ulcer), which declined by 6.0 billion JPY, as well as declines of DEXILANT (for acid reflux disease) by 4.6 billion JPY and AMITIZA (for chronic constipation) by 3.3 billion JPY primarily due to intensified competition coupled with the negative impact of the appreciation of the yen.
•Rare Diseases. In Rare Diseases, revenue decreased by 38.8 billion JPY, or 8.0%, compared to the same period of the previous fiscal year to 446.7 billion JPY. Revenue in Rare Hematology decreased by 40.6 billion JPY, or 15.7%, to 218.6 billion JPY. Sales of ADVATE decreased by 26.0 billion JPY, or 21.1%, to 97.1 billion JPY and sales of ADYNOVATE decreased by 1.0 billion JPY, or 2.3%, to 43.8 billion JPY, respectively, primarily driven by the competitive landscape in the hemophilia A non-inhibitors market in the U.S. FEIBA sales decreased by 5.4 billion JPY, or 13.5%, to 34.2 billion JPY mainly due to competitive pressure in the prophylaxis segment of the inhibitors market in Europe. Revenue in Rare Metabolic decreased by 10.5 billion JPY, or 7.9%, to 121.8 billion JPY primarily due to the product recall of NATPARA (for hypoparathyroidism) in the U.S. in September 2019, which resulted in a decline of NATPARA sales of 10.5 billion JPY, or 80.8%, to 2.5 billion JPY. Revenue in Hereditary Angioedema (HAE) was 106.4 billion JPY, a year-on-year increase of 12.4 billion JPY, or 13.1%, driven by TAKHZYRO launches with strong patient uptake. Sales of TAKHZYRO were 65.9 billion JPY, an increase of 17.0 billion JPY, or 34.9%, versus the same period of the previous fiscal year. Sales of FIRAZYR decreased by 2.6 billion JPY, or 11.5%, to 20.1 billion JPY, due to the continued impact of generic entrants and patient switches to TAKHZYRO. Sales of CINRYZE decreased by 1.6 billion JPY, or 8.7%, to 17.3 billion JPY, mainly due to patient switches to TAKHZYRO.
•PDT Immunology. In Plasma-Derived Therapies (PDT) Immunology, revenue increased by 16.5 billion JPY, or 5.6%, compared to the same period of the previous fiscal year to 313.0 billion JPY. Aggregate sales of immunoglobulin products were 248.0 billion JPY, an increase of 22.7 billion JPY, or 10.1%, fueled by strong demand and growing supply capabilities. In particular, GAMMAGARD LIQUID (for the treatment of primary immunodeficiency (PID) and multifocal motor neuropathy (MMN)) continued to build its position as a highly recognized IVIG (intravenous immunoglobulin) therapy that is the standard of care treatment for PID and MMN in the U.S. CUVITRU, an SCIG (subcutaneous immunoglobulin) therapy also marked double digit growth. Aggregate sales of albumin products including ALBUMIN GLASS and FLEXBUMIN (primarily used for hypovolemia and hypoalbuminemia) were 43.6 billion JPY, a decrease of 6.1 billion JPY, or 12.3%, versus the same period of the previous fiscal year. The decline was partially due to the timing of shipments in China (higher sales in China during the first six-months of the previous fiscal year, which were the result of a supply phasing from the fiscal year prior to that) and partially due to a temporary interruption in submitting batches of ALBUMIN GLASS for release in China during the third quarter of the current period.
•Oncology. In Oncology, revenue was 318.5 billion JPY, a year-on-year increase of 0.5 billion JPY, or 0.2%. Sales of NINLARO (for multiple myeloma) were 67.9 billion JPY, an increase of 9.8 billion JPY, or 16.9%, versus the same period of the previous fiscal year, reflecting strong growth in global sales particularly in the U.S. and China, driven in part by its oral administration profile that is more attractive or convenient in light of the spread of COVID-19 during the first few months of the period. NINLARO is a once-weekly oral tablet that can be taken at home, which may reduce some of the logistical burden for patients as its administration does not require an infusion or injection at a hospital, clinic or physician’s office. Sales of ADCETRIS (for malignant lymphomas) increased by 4.9 billion JPY, or 12.5% to 44.4 billion JPY versus the same period of the previous fiscal year, reflecting strong growth in sales particularly in Japan where it has progressively expanded its approved indications in recent years, especially at the end of 2019. Sales of ICLUSIG (for leukemia) increased by 3.4 billion JPY, or 15.0%, versus the same period of the previous fiscal year to 26.3 billion JPY, benefiting from a new omni-channel promotion approach in the U.S. and from geographic expansion ex-U.S. Sales of ALUNBRIG (for non-small cell lung cancer) increased by 1.4 billion JPY, or 26.4%, versus the same period of the previous fiscal year to 6.5 billion JPY, as it continues to launch in European and emerging countries. The growth of the aforementioned products was offset by the decline of off-patented products. Sales of VELCADE (for multiple myeloma) decreased by 14.9 billion JPY, or 16.4% compared to the same period of the previous fiscal year to 75.9 billion JPY. This included ex-U.S. royalty income of 3.7 billion JPY, a significant year-on-year decrease of 4.7 billion JPY, or 55.6%, due to generic entries in Europe and China in 2019. Sales in the U.S. decreased by 10.2 billion JPY, or 12.4%, to 72.2 billion JPY versus the same period of the previous fiscal year, reflecting fewer new patient starts in first-line therapy. We believe this was a consequence of patients refraining from visiting medical care providers due to COVID-19 as well as the launch of a competitor's subcutaneous formulation at the beginning of May 2020 in the U.S. Sales of leuprorelin (for endometriosis,

Takeda Pharmaceutical Company Limited (4502)
Summary of Financial Statements for the Nine-month
Period Ended December 31, 2020 (Consolidated)
uterine fibroids, premenopausal breast cancer, prostatic cancer, etc.), an off-patented product, decreased by 7.4 billion JPY, or 9.0%, versus the same period of the previous fiscal year to 75.3 billion JPY. This is in relation to production stoppages initiated at our manufacturing facility in Japan to enhance overall compliance in alignment with Takeda standards, extended as a part of corrective actions as follow up to inspection activities.
•Neuroscience. In Neuroscience, revenue was 315.1 billion JPY, a year-on-year decrease of 15.4 billion JPY, or 4.7%. This decrease was partially attributable to REMINYL (for Alzheimer's disease), which faced the introduction of generic competitors in Japan in June 2020, and sales of which decreased by 7.3 billion JPY, or 52.8%, to 6.6 billion JPY. Sales of ROZEREM (for insomnia) and ADDERALL XR (for attention deficit hyperactivity disorder (ADHD)) were also negatively impacted by the loss of exclusivity in the U.S. in July 2019. Sales of VYVANSE (for ADHD), a leading branded medication in the U.S., were 202.4 billion JPY, a decrease of 4.4 billion JPY, or 2.1%, versus the same period of the previous fiscal year. Sales of TRINTELLIX (for major depressive disorder (MDD)) were 52.7 billion JPY, a decrease of 1.6 billion JPY, or 3.0%, versus the same period of the previous fiscal year. Sales of VYVANSE and TRINTELLIX have been negatively affected by COVID-19 most notably during periods when stay-at-home restrictions are in place reducing patient visits, subsequent diagnoses and creating temporary discontinuation of medication. The trend had temporarily normalized to pre-COVID-19 levels, but has been affected again in the latest three-month period as transmission has increased in many parts of the world.
Revenue by Geographic Region:

	Billion JPY; percentages are portion of total revenue
Revenue:	FY2019 Q3YTD		FY2020 Q3YTD
Japan	467.4	18.6%	435.1	17.9%
United States	1,215.7	48.3%	1,189.0	49.0%
Europe and Canada	483.5	19.2%	500.0	20.6%
Russia/CIS	59.3	2.4%	38.7	1.6%
Latin America	111.7	4.4%	95.4	3.9%
Asia (excluding Japan)	127.3	5.1%	119.2	4.9%
Other＊	54.6	2.2%	50.2	2.1%
Total	2,519.5	100.0%	2,427.5	100.0%
* Other includes the Middle East, Oceania and Africa.
Cost of Sales. Cost of Sales decreased by 100.7 billion JPY, or 12.0%, to 740.9 billion JPY and the Cost of Sales Ratio decreased by 2.9 pp to 30.5% compared to the same period of the previous fiscal year. This was primarily caused by 99.3 billion JPY decrease in non-cash charges related to the unwind of the fair value step up on acquired inventory recognized in connection with the acquisition of Shire plc (the "Shire Acquisition").
Selling, General and Administrative (SG&A) expenses. SG&A expenses decreased by 70.4 billion JPY, or 9.9%, to 641.3 billion JPY compared to the same period of the previous fiscal year, primarily due to the favorable impact from cost efficiencies and synergies from the integration of Shire and lower spend from impacts of COVID-19 such as less travel and fewer commercial events.

Research and Development (R&D) expenses. R&D expenses decreased by 10.5 billion JPY, or 3.0%, to 342.5 billion JPY, mainly due to lower costs related to pipeline prioritization and expenses of travel from impacts of COVID-19 partially offset by increase in pipeline expenditures including certain Wave 1* pipeline and other new candidates in preclinical studies.
* 12 new molecular entities representing potential best-in-class or first-in-class therapies across Takeda's core areas of focus which may be approved by the end of FY2024.
Amortization and Impairment Losses on Intangible Assets Associated with Products. Amortization and Impairment Losses on Intangible Assets Associated with Products decreased by 21.6 billion JPY, or 6.6%, to 307.6 billion JPY compared to the same period of the previous fiscal year. This decrease is primarily attributable to an impairment charge of 15.6 billion JPY recorded in the same period of the previous fiscal year related to our decision to terminate the TAK-616 AMR program following the interim readout in May 2019.

Takeda Pharmaceutical Company Limited (4502)
Summary of Financial Statements for the Nine-month
Period Ended December 31, 2020 (Consolidated)

Other Operating Income. Other Operating Income increased by 88.7 billion JPY, or 297.8%, to 118.5 billion JPY compared to the same period of the previous fiscal year, predominantly driven by a 60.2 billion JPY gain triggered by an update to previously recognized liabilities for pipeline compound SHP647 and certain associated rights ("SHP647") to reflect management’s decision to terminate the clinical trial program related to SHP647 upon the European Commission’s decision in May 2020 to release Takeda’s obligation to divest SHP647. In addition, the increase was also driven by 37.2 billion JPY gain on the sale of non-core assets in Asia Pacific, Europe, and Canada recorded in the current period due to completion of the deals. The increase was partially offset by 10.8 billion JPY of recognition of deferred gain recorded in the same period of the previous fiscal year, accelerated by impairment of intangible assets related to long-listed products business transferred to Teva Takeda Pharma Ltd, a business venture of Takeda and Teva Pharmaceutical Industries Ltd.
Other Operating Expenses. Other Operating Expenses were 155.1 billion JPY, an increase of 3.8 billion JPY, or 2.5%, compared to the same period of the previous fiscal year. A 18.7 billion JPY loss recognized in the current period from changes in the fair value of contingent consideration assets driven by the impact of Novartis' withdrawal of the Marketing Authorisation Application in Europe for XIIDRA was partially offset by a 17.2 billion JPY decrease in restructuring expenses mainly comprised of Shire integration costs.
Operating Profit. As a result of the above factors, Operating Profit increased by 196.2 billion JPY, or 120.7% compared to the same period of the previous fiscal year to 358.7 billion JPY.

Net Finance Expenses. Net Finance Expenses was 115.4 billion JPY in the current period, an increase of 23.9 billion JPY compared to the same period of previous fiscal year. This increase was due primarily to 20.9 billion JPY lower derivative gain in financial income recognized on the warrant to purchase stocks of a company that went public in October 2019 compared to the same period of the previous fiscal year.

Share of Loss of Associates Accounted for Using the Equity Method. Share of Loss of Associates Accounted for Using the Equity Method was 8.0 billion JPY, a decrease of 7.1 billion JPY compared to Share of Loss of Associates Accounted for Using the Equity Method of 15.1 billion JPY for the same period of the previous fiscal year, mainly due to a decrease of impairment loss recognized by Teva Takeda Pharma Ltd. The impairment loss for the current period was recorded resulting from the reassessment of the recoverable amount of relevant assets triggered by the decision Teva Takeda Pharma Ltd. made to divest a part of its generics business and a manufacturing plant, as well as by a revision of forecast in the long-listed drug business.

Income Tax Expenses. Income Tax Expenses were 56.3 billion JPY, an increase of 43.1 billion JPY compared to the same period of the previous year. This increase was primarily due to higher pretax earnings in the current period and the recognition of a non-cash deferred tax benefit of 66.6 billion JPY as a result of the enactment of a new taxing regime in Switzerland (Swiss Tax Reform) during the same period of the previous year. These were partially offset by tax restructuring costs incurred in the same period of the previous year, in connection with the integration of the Shire entities principally consisting of a non-cash deferred tax charge of 52.6 billion JPY related to deferred tax liabilities on purchase price accounting intangibles as a result of change in tax rates.
Net Profit for the Period. Net Profit for the Period increased by 136.3 billion JPY, compared to the same period of the previous fiscal year to 179.0 billion JPY.

Takeda Pharmaceutical Company Limited (4502)
Summary of Financial Statements for the Nine-month
Period Ended December 31, 2020 (Consolidated)
(ii) Underlying Results (April 1 to December 31, 2020)
Definition of Core and Underlying Growth
Takeda uses the concept of Underlying Growth for internal planning and performance evaluation purposes.

Underlying Growth compares two periods (fiscal quarters or years) of financial results under a common basis and is used by management to assess the business. These financial results are calculated on a constant currency basis using a full year plan rate and exclude the impacts of divestitures and other amounts that are unusual, non-recurring items or unrelated to our ongoing operations. Although these are not measures defined by IFRS, Takeda believes Underlying Growth is useful to investors as it provides a consistent measure of our performance.

Takeda uses "Underlying Revenue Growth", "Underlying Core Operating Profit Growth", and "Underlying Core EPS Growth" as key financial metrics.

Underlying Revenue represents revenue on a constant currency basis and excluding non-recurring items and the impact of divestitures that occurred during the reported periods presented.

Underlying Core Operating Profit represents Core Operating Profit (as defined below) on a constant currency basis and further adjusted to exclude the impacts of divestitures that occurred during the reporting periods presented.

Underlying Core EPS represents net profit based on a constant currency basis, adjusted to exclude the impact of divestitures, items excluded in the calculation of Core EPS (as defined below), divided by the outstanding shares (excluding treasury shares) as of the end of the comparative period.

Core Operating Profit represents net profit adjusted to exclude income tax expenses, the share of profit or loss of investments accounted for using the equity method, finance expenses and income, other operating expenses and income, amortization and impairment losses on acquired intangible assets and other items unrelated to Takeda’s core operations, such as purchase accounting effects and transaction related costs.

Core EPS represents net profit adjusted to exclude the impact of items excluded in the calculation of Core Operating Profit, and other non-operating items (e.g. amongst other items, fair value adjustments and the imputed financial charge related to contingent consideration) that are unusual, non-recurring in nature or unrelated to Takeda’s ongoing operations and the tax effect of each of the adjustments, divided by the average outstanding shares (excluding treasury shares) of the reporting periods presented.

Underlying Results

FY2020 Q3YTD
Underlying Revenue Growth	+1.1%
Underlying Core Operating Profit Growth	+8.5%
Underlying Core Operating Profit Margin	32.1%
Underlying Core EPS Growth	+4.5%

Underlying Revenue Growth was 1.1% compared to the same nine-month period of the previous fiscal year. Underlying revenue attributable to Takeda’s 14 global brands* grew by 15.4%, despite negative impacts such as the NATPARA recall in the U.S. and a decline of off-patented products.
*    Takeda's 14 global brands
    GI: ENTYVIO, GATTEX/REVESTIVE, ALOFISEL
    Rare Diseases: NATPARA, ADYNOVATE/ADYNOVI, TAKHZYRO, ELAPRASE, VPRIV
    PDT Immunology: GAMMAGARD LIQUID/KIOVIG, HYQVIA, CUVITRU, ALUBUMIN/FLEXBUMIN
    Oncology: NINLARO, ALUNBRIG

Takeda Pharmaceutical Company Limited (4502)
Summary of Financial Statements for the Nine-month
Period Ended December 31, 2020 (Consolidated)

Underlying Revenue Growth by Therapeutic Area
GI	+13.7%
Rare Diseases	-3.0%
Rare Metabolic	-1.0%
Rare Hematology	-10.9%
Hereditary Angioedema	+16.2%
PDT Immunology	+8.8%
Oncology	+2.6%
Neuroscience	-1.7%
Other	-12.7%
Total	+1.1%
(Note) Underlying Revenue represents revenue on a constant currency basis and excluding non-recurring items and the impact of divestitures. Please refer to 1. Financial Highlights for the Nine-month Period Ended December 31, 2020, (1) Business Performance, (i) Consolidated Financial Results, for the revenue of each core therapeutic areas and sales of major products before underlying adjustments.

Major non-recurring items and the impact of divestitures excluded to calculate Underlying Revenue:
•Net sales of XIIDRA, a treatment for dry eye disease, the divestiture of which was completed in July 2019, are excluded from the same period of the previous fiscal year.
•Revenue of select over-the-counter and non-core products in a number of Near East, Middle East and Africa countries, is excluded from the same period of the previous fiscal year as the divestiture was completed in March 2020.
•Revenue of select over-the-counter and non-core products in Russia, Georgia, and a number of countries from within the Commonwealth of Independent States, is excluded from the same period of the previous fiscal year as the divestiture was completed in March 2020.
•Revenue of select over-the-counter and non-core products in Asia Pacific, is excluded from both the current period and the same period of the previous fiscal year. The divestiture was completed in November 2020.
•Revenue of select over-the-counter and non-core products in Latin America, is excluded from both the current period and the same period of the previous fiscal year, as the divestiture had been expected to complete within the calendar year 2020. The divestiture was completed in January 2021.
•Net sales from TACHOSIL, a surgical patch, are excluded from both the current period and the same period of the previous fiscal year. The divestiture was completed in January 2021.
•Net sales of products related to other divestiture agreements that were publicly announced and completed or had been expected to complete within the calendar year 2020 are also excluded from both the current period and the same period of the previous fiscal year.

Underlying Core Operating Profit Growth was 8.5% over the same nine-month period of the previous fiscal year, reflecting cost synergies and lower spend from impacts of COVID-19 offset by lower Gross Profit due to product mix.

Core Operating Profit for the current period, which excludes items unrelated to Takeda's core operations such as the integration of Shire related costs and non-cash expenses from purchase accounting, was 780.6 billion JPY.

Underlying Core Operating Profit Margin for the current period was 32.1%, an increase of 2.2 pp compared to the same nine-month period of the previous fiscal year.

Underlying Core EPS Growth for the current period was 4.5%.

Takeda Pharmaceutical Company Limited (4502)
Summary of Financial Statements for the Nine-month
Period Ended December 31, 2020 (Consolidated)
(2) Consolidated Financial Position
Assets. Total Assets as of December 31, 2020 were 12,286.1 billion JPY, reflecting a decrease of 535.0 billion JPY compared to the previous fiscal year-end. Intangible Assets decreased by 414.6 billion JPY mainly due to amortization. Goodwill also decreased by 187.7 billion JPY resulting primarily from reclassification to Assets Held for Sale due to divestitures for the current period. These decreases were partially offset by an increase in Assets Held for Sale of 121.0 billion JPY mainly due to reclassification of goodwill and other assets related to the divestiture of Takeda Consumer Healthcare Company Limited*1.
*1 In August 2020, Takeda announced that it has entered into an agreement to divest Takeda Consumer Healthcare Company Limited to Blackstone.
Liabilities. Total Liabilities as of December 31, 2020 were 7,646.7 billion JPY, reflecting a decrease of 446.9 billion JPY compared to the previous fiscal year-end. Bonds and Loans decreased by 342.3 billion JPY to 4,751.0 billion JPY*2 primarily as a result of the repayment of loans, the redemption of bonds and the reduction in commercial paper drawings. In addition, Deferred Tax Liabilities decreased by 134.2 billion JPY.
*2 The carrying amount of Bonds was 3,662.3 billion JPY and Loans was 1,088.8 billion JPY as of December 31, 2020. Breakdown of Bonds and Loans carrying amount is as follows.
Bonds:

Name of Bond (Face Value if Denominated in Foreign Currency)	Issuance	Maturity	Carrying Amount (Billion JPY)
Unsecured US dollar denominated senior notes (1,520 million USD)	June 2015	June 2022 ~ June 2045	156.5
Unsecured US dollar denominated senior notes (6,400 million USD)	September 2016	September 2021 ~ September 2026	628.3
Unsecured US dollar denominated senior notes (500 million USD)	July 2017	January 2022	51.4
Unsecured Euro denominated senior notes (5,250 million EUR)	November 2018	November 2022 ~ November 2030	660.5
Unsecured US dollar denominated senior notes (4,500 million USD)	November 2018	November 2021 ~ November 2028	461.6
Hybrid bonds (subordinated bonds)	June 2019	June 2079	497.3
Unsecured US dollar denominated senior notes (7,000 million USD)	July 2020	March 2030 ~ July 2060	715.9
Unsecured Euro denominated senior notes (3,600 million EUR)	July 2020	July 2027 ~ July 2040	451.8
Commercial Paper	October 2020 ~ December 2020	January 2021 ~ March 2021	39.0
Total			3,662.3

Takeda Pharmaceutical Company Limited (4502)
Summary of Financial Statements for the Nine-month
Period Ended December 31, 2020 (Consolidated)
Loans:

Name of Loan (Face Value if Denominated in Foreign Currency)	Execution	Maturity	Carrying Amount (Billion JPY)
Syndicated loans	April 2016	April 2023 ~ April 2026	200.0
Syndicated loans	April 2017	April 2027	113.5
Syndicated loans (1,500 million USD)	April 2017	April 2027	154.3
Japan Bank for International Cooperation	January 2019	December 2025	381.2
(3,700 million USD)
Bilateral loans	March 2016 ~ April 2017	March 2023 ~ March 2026	210.0
Other			29.8
Total			1,088.8
In April 2020, the mandatory repayment of 10 billion JPY was made on USD and EUR syndicated term loan borrowings in accordance with the underlying loan agreements. Following this, on July 9, 2020, Takeda issued unsecured U.S. dollar-denominated senior notes with an aggregate principal amount of 7,000 million USD and unsecured Euro-denominated senior notes with an aggregate principal amount of 3,600 million EUR. The proceeds from the offerings of these notes were efficiently deployed towards accelerating the repayment of syndicated term loan borrowings of 3,250 million USD and 3,019 million EUR on July 10, 2020, together with the early redemption of unsecured senior notes with face values of 2,400 million USD and 1,250 million EUR on August 3, 2020 in advance of their original maturities of September 2021 and November 2020 respectively. In July 2020, 130 billion JPY in mandatory repayments of debt issued in July 2013 were made comprising 70 billion JPY in loans and 60 billion JPY in unsecured straight bonds. Additionally, in November 2020, a mandatory repayment of 1,000 million EUR in unsecured floating rate senior notes was made, the notes having been incurred in connection with the Shire Acquisition. There was also a decrease of 105.0 billion JPY in commercial paper drawings in the nine months ended December 31, 2020.
Equity. Total Equity as of December 31, 2020 was 4,639.4 billion JPY, a decrease of 88.1 billion JPY compared to the previous fiscal year-end. This was mainly due to a decrease of 63.4 billion JPY in Retained Earnings resulting from dividends payment of 283.7 billion JPY partially offset by Net Profit for the Period as well as a 51.0 billion JPY decrease in Other Components of Equity mainly due to fluctuation in currency translation adjustments reflecting the appreciation of yen.
Consolidated Cash Flow

	Billion JPY
	FY2019 Q3	FY2020 Q3
Net cash from (used in) operating activities	484.3	610.0
Net cash from (used in) investing activities	255.9	100.2
Net cash from (used in) financing activities	(861.3)	(718.3)
Net increase (decrease) in cash and cash equivalents	(121.1)	(8.1)
Cash and cash equivalents at the beginning of the year	702.1	637.6
Effects of exchange rate changes on cash and cash equivalents	(13.4)	(11.8)
Net increase (decrease) in cash and cash equivalents resulting from a transfer from (to) assets held for sale	0.6	(0.1)
Cash and cash equivalents at the end of the period	568.3	617.6
Net cash from operating activities was 610.0 billion JPY for the current period compared to 484.3 billion JPY for the same period of the previous year. The increase of 125.7 billion JPY was mainly due to a 136.3 billion JPY increase in net profit for the period and an increase of favorable adjustments including a 43.1 billion JPY increase in income tax expenses mainly comprised of deferred tax which is a non-cash expense. The increase in net cash from operating activities was also resulting from favorable impacts from a decrease in income taxes paid as well as an increase in trade and other payables of 35.6 billion

Takeda Pharmaceutical Company Limited (4502)
Summary of Financial Statements for the Nine-month
Period Ended December 31, 2020 (Consolidated)
JPY and 34.1 billion JPY, respectively. These increases were partially offset by an unfavorable impact of 86.7 billion JPY from an increase in inventories for the current period due to a decrease of the unwind of the fair value step up on acquired inventory recorded in relation to the Shire Acquisition, as well as an adjustment for non-cash income of 60.2 billion JPY due to release from the obligation to divest the pipeline compound SHP 647 and certain associated rights.
Net cash from investing activities was 100.2 billion JPY for the current period compared to 255.9 billion JPY for the same period of the previous year. This decrease of 155.7 billion JPY was mainly due to a decrease in proceeds from sales of business of 250.6 billion JPY reflecting the sale of XIIDRA of 375.5 billion JPY for the same period of the previous year, partially offset by an increase in proceeds from sales of property, plant and equipment of 42.6 billion JPY and an increase in proceeds from sales and redemption of investments 25.9 billion JPY.
Net cash used in financing activities was 718.3 billion JPY for the current period compared to 861.3 billion JPY for the same period of the previous year. This decrease in net cash used of 143.0 billion JPY was mainly due to an increase in proceeds from issuance of bonds of 683.3 billion JPY as a result of issuance of U.S. dollar-denominated senior notes 7,000 million USD and Euro-denominated senior notes 3,600 million EUR for the current period compared to 500.0 billion JPY issuance of hybrid bonds for the same period of the previous year. There was a favorable impact from short-term loans and commercial papers of 240.2 billion JPY primarily due to repayment of the short-term syndicated loans 500.0 billion JPY in June 2019, partially offset by a decrease in commercial paper drawings. These decreases in net cash used were partially offset by an increase in repayments of bonds and long-term loans of 766.0 billion JPY primarily resulting from early redemptions and repayments for the current period.

Takeda Pharmaceutical Company Limited (4502)
Summary of Financial Statements for the Nine-month
Period Ended December 31, 2020 (Consolidated)
(3) Outlook for the Fiscal Year Ending March 31, 2021
The full year consolidated reported forecast for fiscal 2020 (fiscal year ending March 31, 2021) has been revised from the previous forecast (announced on October 29, 2020), as follows:
Full Year Reported Forecast for the Fiscal Year Ending March 31, 2021 (FY2020)*1

			Billion JPY or percentage
	Previous Forecast (October 29, 2020)	Revised Forecast (February 4, 2021)	vs. Previous Forecast
Revenue	3,200.0	3,200.0	—	—%
Operating profit	434.0	434.0	—	—%
Profit before tax	258.0	258.0	—	—%
Net profit for the period (attributable to owners of the Company)	124.0	180.5	+56.5	+45.6%
EPS (JPY)	79.39	115.56	+36.17	+45.6%
Core Operating Profit	984.0	984.0	—	—%
Core EPS (JPY)	420	420	—	—%
The forecast for net profit for the period attributable to owners of the Company has been increased by 56.5 billion JPY, or 45.6%, to 180.5 billion JPY. This is primarily due to updated tax rate assumptions reflecting lower tax costs associated with on-going integration and optimization of the legal entities within our organizational structure.
Accordingly, the EPS forecast has been increased by 36.17 JPY, or 45.6%, to 115.56 JPY.
*1 In August 2020, Takeda announced that it has entered into an agreement to divest Takeda Consumer Healthcare Company Limited (“TCHC”), a wholly-owned subsidiary of Takeda primarily focused on the consumer health care market in Japan, to Blackstone for a total value of 242.0 billion JPY*2. The transaction is expected to close by March 31, 2021, subject to customary legal and regulatory closing conditions. Takeda anticipates a pre-tax gain of approximately 140.0 billion JPY on the sale of shares of TCHC, to be recognized when the transfer of shares is executed and completed, however, it was not included in the previous forecast nor is it included in the revised forecast for the fiscal year ending March 31, 2021. In consideration of the uncertainty of the exact timing of deal closure, Takeda will continue to assess the appropriate timing of inclusion of this event into its forecast.
*2 Enterprise value. Actual transfer price will be determined after adjustment for items including net debt and working capital.

Takeda Pharmaceutical Company Limited (4502)
Summary of Financial Statements for the Nine-month
Period Ended December 31, 2020 (Consolidated)
Major assumptions used in preparing the FY2020 Revised Reported Forecast

		Billion JPY or percentage
	Previous Forecast (October 29, 2020)	Revised Forecast (February 4, 2021)
FX rates	1 USD = 106 JPY 1 Euro = 122 JPY 1 RUB = 1.4 JPY 1 BRL = 19.4 JPY 1 CNY = 15.3 JPY	1 USD = 106 JPY 1 Euro = 122 JPY 1 RUB = 1.4 JPY 1 BRL = 19.4 JPY 1 CNY = 15.3 JPY
R&D expenses	(448.0)	(448.0)
Shire integration costs
Other operating expenses (restructuring costs)	(90.0)	(90.0)
Shire purchase accounting adjustments
Cost of sales (unwind of inventories step-up)	(79.1)	(79.1)
Cost of sales (depreciation of PPE step-up)	(2.0)	(2.0)
SG&A and R&D expenses	0.7	0.7
Amortization of intangibles assets (Shire acquisition)	(319.0)	(319.0)
Other operating income (release of obligation to divest SHP647)	60.0	60.0
Other non-cash items
Amortization of intangible assets (Legacy Takeda)	(84.0)	(84.0)
Impairment losses on intangible assets	(50.0)	(50.0)
Other operating income/expenses
Other operating income (excluding release of obligation to divest SHP647)	103.4	103.4
Other operating expenses (excluding Shire integration related)	(90.0)	(90.0)
Finance expenses
Interests	(131.0)	(131.0)
Others	(35.0)	(35.0)
Free cash flow (including announced divestitures)	700.0 to 800.0	750.0 to 850.0*
Capital expenditures (cash flow base)	(180.0) to (230.0)	(180.0) to (230.0)
Depreciation and amortization (excluding intangible assets associated with products)	(150.0)	(150.0)
Cash tax rate on adjusted EBITDA (excluding divestitures)	Mid-high teen %	Mid-high teen %
* Reflecting increased proceeds from sales of marketable securities.
Management Guidance*

	Guidance as of October 29, 2020	Guidance as of February 4, 2021
Underlying Revenue Growth	Low-single-digit growth	Low-single-digit growth
Underlying Core Operating Profit Growth	High-single-digit growth	High-single-digit growth
Underlying Core Operating Profit Margin	Low-30s%	Low-30s%
Underlying Core EPS Growth	Low-teen growth	Low-teen growth
* Please refer to section 1. (1) (ii) Underlying Results (April 1 to December 31, 2020), Definition of Core and Underlying Growth.
There are no changes to Management Guidance.

Takeda Pharmaceutical Company Limited (4502)
Summary of Financial Statements for the Nine-month
Period Ended December 31, 2020 (Consolidated)
Other assumptions used in preparing the FY2020 Revised Reported Forecast and Management Guidance
•To date, Takeda has not experienced a material effect on its financial results as a result of the global spread of the novel coronavirus infectious disease (COVID-19), despite the various effects on its operations as detailed elsewhere herein. Based on currently available information, Takeda believes that its financial results for FY2020 will not be materially affected by COVID-19 and, accordingly, Takeda's FY2020 forecast reflects this belief. However, the situation surrounding COVID-19 remains highly fluid, and future COVID-19-related developments in FY2020, including new or additional COVID-19 outbreaks and additional or extended lockdowns, shelter-in-place orders or other government action in major markets, could result in further or more serious disruptions to Takeda’s business, such as slowdowns in demand for Takeda’s products, supply chain related issues or significant delays in its clinical trial programs. These events, if they occur, could result in an additional impact on Takeda’s business, results of operations or financial condition, as well as result in significant deviations from Takeda’s FY2020 forecast.
•Takeda does not expect any additional 505(b)2 competitor for subcutaneous VELCADE to launch in the U.S. within FY2020;
•The revised forecast includes the impact of divestitures disclosed by Takeda as of February 4, 2021, with the exception of the divestment of TCHC and non-core assets in China.

Forward looking statements
All forecasts in this document are based on information currently available to management, and do not represent a promise or guarantee to achieve these forecasts. Various uncertain factors could cause actual results to differ, such as changes in the business environment and fluctuations in foreign exchange rates. Should any significant event occur which requires the forecast to be revised, the Company will disclose it in a timely manner.

Takeda Pharmaceutical Company Limited (4502)
Summary of Financial Statements for the Nine-month
Period Ended December 31, 2020 (Consolidated)
(4) Impact of the Spread of the Novel Coronavirus Infectious Disease (COVID-19) and Takeda’s Initiatives in Response
(i) Impact of COVID-19 on Takeda’s Operations and Financial Condition
In recent months transmission of COVID-19 has increased significantly in many parts of the world, along with several new virus mutations, placing tremendous strain on health care systems and health care workers. While vaccines are starting to become available, it is unclear how they impact the initial spread of these variants. As such, Takeda continues to strictly adhere to local public health guidance across our geographies in addition to the existing protocols we have had in place over the past year, and monitor any potential impacts of effects of COVID-19 on our business activities.
In monitoring demand for our products, we have seen limited impact to date as many of our medicines are for severe chronic or life-threatening diseases, without the requirement of a hospital elective procedure. In terms of our global supply chain, based on current assessments, we have not yet seen, nor do we anticipate, any material potential supply distribution issues due to the COVID-19 outbreak.
During the year, we have implemented voluntary suspensions of certain business activities, including business travel, attending industry events, and holding company-sponsored events.
In the early stages of the global pandemic, we placed a temporary pause on the initiation of new clinical trial studies, with the exception of CoVIg-19, the investigational plasma-derived therapy for COVID-19. At the same time, for studies already ongoing, we temporarily paused the activation of new study sites and new patient enrollment with a small number of exceptions. This was a short-term action and we have now resumed most of our trial activities.
While we do anticipate some delays on some studies we anticipate that we will regain this time as studies restart. We are closely monitoring the situation on a per-study level, down to each country and site in the event that we need to temporarily pause studies again due to the impact of COVID-19.
As we continue to monitor developments in the financial markets, we currently do not anticipate any material liquidity or funding-related issues.

(ii) Takeda’s Initiatives to Mitigate the Impact of COVID-19
Guided by our values, Takeda's response to COVID-19 continues to focus on protecting the health and safety of our employees, our ability to ensure our medicines are available to patients who rely on them and playing our part to reduce transmission and support the communities where our employees live and work.
In order to address the issues relating to COVID-19, in January 2020 we activated a Global Crisis Management Committee (GCMC), who along with the support of internal and external experts has guided Takeda’s response to the pandemic. This includes the development of employee guidance, support resources, and implementing enhanced infection control and workplace case management protocols across our essential operations. The GCMC have also developed comprehensive workplace readiness checklists to support a safe and gradual return to office workplaces where this is possible.
With regards to measures to safeguard employees, we continue to enforce work from home policies and provide enhanced technology to support such initiatives. We have applied our telework guidance broadly to our global employees including as many of our customer facing employees as possible, especially those who interact with health care professionals. For our employees who are required to continue to work on-site in our manufacturing, laboratory, and BioLife plasma donation facilities, we have implemented enhanced safety measures to mitigate the spread of the virus.
Our Global Crisis Management Committee and a dedicated Return to the Workplace Team developed guidance on how to configure our "new workplace" to limit the introduction and transmission of the COVID-19 virus while maintaining and even strengthening our operations. Plans have been tailored to each country and are based on the science, epidemiology, and relevant local public health context, but also follow common principles and requirements such as compliance with local government and public health regulations; workplace readiness including necessary infection prevention measures like face coverings and physical distancing; reduced population density; enhanced infection control protocols; employee-specific circumstances; and a careful, stepwise approach.
In terms of our post-COVID workplace strategy, we do not intend to have one single strategy or policy. Instead, we are creating core principles, design guidance and toolkits to help Takeda leaders determine and implement the best working environment strategy for their teams.
We have continued to suspend all non-essential international travel and large external meetings until further notice, while monitoring the situation on an ongoing basis.

Takeda Pharmaceutical Company Limited (4502)
Summary of Financial Statements for the Nine-month
Period Ended December 31, 2020 (Consolidated)
Our field force are resuming a small number of face to face engagements with customers, with the majority of all interactions still virtual. Where we are engaging face to face, it is only with the agreement of healthcare providers and employees follow strict infection prevention protocols set out by both Takeda and any additional public health and customer requirements.
Takeda has aided the COVID-19 response through donations, including approximately US$25 million to non-profit organizations including the Red Cross and United Nations-led organizations (World Food Programme (WFP), United Nations Population Fund (UNFPA), and International Atomic Energy Agency (IAEA)), while also providing in-kind donations and matching employee donations.
In order to maintain business continuity, we are managing levels of inventory, including assessing alternative suppliers for the production of our medicines, to secure product supply continuity for patients. This strategy is generally applied across our global supply chain for key starting materials, excipients, raw materials, APIs, and finished products. We are tracking the situation as it evolves and will take all necessary actions in an effort to ensure supply continuity for the people we serve.
In R&D, where possible, Takeda has implemented solutions such as direct to patient delivery of study medicines and the re-evaluation of trial design to account for potential disruptions. We continue to assess and build out digital technologies to enable remote monitoring of patients enrolled in clinical trials.
CoVIg-19 is one example of Takeda’s initiatives to develop potential therapies to combat COVID-19. In April 2020, we joined other leading plasma companies to form the CoVIg-19 Plasma Alliance, putting patients first and setting aside individual company interests in the quest to fight COVID-19. In early October 2020, the CoVIg-19 Plasma Alliance announced patients are now being enrolled in the NIAID/NIH Phase 3 ITAC clinical trial evaluating the safety, tolerability and efficacy of hyperimmune globulin (H-Ig) to treat individuals at risk for serious complications from COVID-19. We expect it will take several months to complete the study. Assuming the clinical trial is successful, we will prepare to submit for regulatory authorization. We continue to urge individuals who have recovered from COVID-19 to donate convalescent plasma, which contains vital antibodies that could help others fight the disease, through the “Fight Is In Us” campaign in the U.S.
In addition to the CoVIg-19 Plasma Alliance, Takeda has undertaken a number of efforts to help the world respond to COVID-19, including the evaluation of a number of our marketed products and pipeline compounds for efficacy against the COVID-19 virus and participation in global research collaborations.
Takeda has also announced two partnerships to bring COVID-19 vaccines to Japan. The first partnership is with Novavax, for the development, manufacturing and commercialization of its COVID-19 vaccine candidate (NVX CoV2373) in Japan. The second partnership is with Moderna and the Government of Japan’s Ministry of Health Labour & Welfare (MHLW) to import and distribute its COVID-19 vaccine candidate mRNA-1273 (development code in Japan: TAK-919) in Japan.

(iii) Business risks associated with the continued global spread of COVID-19
Depending on the severity and duration of the impacts resulting from COVID-19 pandemic, and despite our various efforts, we may experience further adverse effects on our business including, but not limited to, disruptions to our ability to procure raw materials or to supply products, additional disruptions to our clinical trial programs, or disruptions to our ability to observe regulations applicable to us. Many regions worldwide are experiencing second and third waves of the pandemic, and it remains unclear how long the pandemic and measures intended to stop or slow its spread will last. In addition, it is also unclear how quickly an administration of vaccines will proceed. Even if the global spread of COVID-19 is slowed or halted, the effects may continue to affect our business, financial condition and results of our operations for a potentially extended period of time. It is unclear what the medium-term financial implications of the COVID-19 pandemic will be, particularly with respect to those which may arise from issues such as rising unemployment, changes in payer mix, and the possibility of the introduction of government initiatives to reduce healthcare spending.
We will continue to closely monitor the situation and take necessary measures to minimize any future business risks.

(iv) FY2020 Q3 YTD financial impact from COVID-19
The overall impact of the global spread of COVID-19 on Takeda’s consolidated financial results for the nine-month period ended December 31, 2020 was not material with several offsetting factors. There were adverse effects due to COVID-19 observed in certain therapeutic areas, especially in Neuroscience during periods when stay-at-home restrictions are in place reducing patient visits to medical care providers. This trend has fluctuated throughout the nine-month period, especially in recent months, as transmission of COVID-19 has increased significantly in many parts of the world. These adverse impacts have been partially offset by benefits from prescribing trends during the pandemic, such as an expansion of certain products

Takeda Pharmaceutical Company Limited (4502)
Summary of Financial Statements for the Nine-month
Period Ended December 31, 2020 (Consolidated)
with a more convenient administration profile that was observed in the early phase of the outbreak. With regard to operating expenses, voluntary suspension of certain business activities such as business travel and events in response to COVID-19 led to lower spending. As a result of these factors, the impact on Takeda’s profit was immaterial.

(v) FY2020 anticipated financial impact from COVID-19 and assumptions used for the financial forecast
Please refer to 1. Financial Highlights for the nine-month period ended December 31, 2020, (3) Outlook for the Fiscal Year Ending March 31, 2021.

Takeda Pharmaceutical Company Limited (4502)
Summary of Financial Statements for the Nine-month
Period Ended December 31, 2020 (Consolidated)
2. Condensed Interim Consolidated Financial Statements [IFRS] and Major Notes
(1) Condensed Interim Consolidated Statements of Profit or Loss

	JPY (millions, except per share data)
	Nine-month Period Ended December 31,
	2019	2020
Revenue	2,519,486	2,427,538
Cost of sales	(841,583)	(740,862)
Selling, general and administrative expenses	(711,679)	(641,275)
Research and development expenses	(353,072)	(342,544)
Amortization and impairment losses on intangible assets associated with products	(329,148)	(307,570)
Other operating income	29,794	118,532
Other operating expenses	(151,254)	(155,090)
Operating profit	162,544	358,729
Finance income	32,517	58,030
Finance expenses	(123,955)	(173,389)
Share of loss of investments accounted for using the equity method	(15,098)	(8,013)
Profit before tax	56,008	235,357
Income tax expenses	(13,280)	(56,330)
Net profit for the period	42,728	179,027
Attributable to:
Owners of the Company	42,517	178,907
Non-controlling interests	211	120
Net profit for the period	42,728	179,027
Earnings per share (JPY)
Basic earnings per share	27.31	114.57
Diluted earnings per share	27.19	113.72

Takeda Pharmaceutical Company Limited (4502)
Summary of Financial Statements for the Nine-month
Period Ended December 31, 2020 (Consolidated)
(2) Condensed Interim Consolidated Statements of Comprehensive Income

	JPY (millions)
	Nine-month Period Ended December 31,
	2019	2020
Net profit for the period	42,728	179,027
Other comprehensive income (loss)
Items that will not be reclassified to profit or loss:
Changes in fair value of financial assets measured at fair value through other comprehensive income	12,684	69,336
Remeasurement of defined benefit pension plans	(2,283)	(4,879)
	10,401	64,457
Items that may be reclassified subsequently to profit or loss:
Exchange differences on translation of foreign operations	(97,125)	(42,370)
Cash flow hedges	(86)	(21,596)
Hedging cost	41	(10,288)
Share of other comprehensive income (loss) of investments accounted for using the equity method	(40)	220
	(97,210)	(74,034)
Other comprehensive loss for the period, net of tax	(86,809)	(9,577)
Total comprehensive income (loss) for the period	(44,081)	169,450
Attributable to:
Owners of the Company	(44,375)	169,301
Non-controlling interests	294	149
Total comprehensive income (loss) for the period	(44,081)	169,450

Takeda Pharmaceutical Company Limited (4502)
Summary of Financial Statements for the Nine-month
Period Ended December 31, 2020 (Consolidated)
(3) Condensed Interim Consolidated Statements of Financial Position

	JPY (millions)
	As of March 31, 2020	As of December 31, 2020
ASSETS
Non-current assets:
Property, plant and equipment	1,386,370	1,363,141
Goodwill	4,012,528	3,824,804
Intangible assets	4,171,361	3,756,723
Investments accounted for using the equity method	107,334	104,331
Other financial assets	262,121	271,720
Other non-current assets	103,846	96,568
Deferred tax assets	308,102	252,252
Total non-current assets	10,351,662	9,669,539
Current assets:
Inventories	759,599	739,352
Trade and other receivables	757,005	791,480
Other financial assets	15,822	36,664
Income taxes receivable	27,916	37,462
Other current assets	114,196	115,703
Cash and cash equivalents	637,614	617,635
Assets held for sale	157,280	278,302
Total current assets	2,469,432	2,616,598
Total assets	12,821,094	12,286,137

LIABILITIES AND EQUITY
LIABILITIES
Non-current liabilities:
Bonds and loans	4,506,487	4,466,574
Other financial liabilities	399,129	495,306
Net defined benefit liabilities	156,617	170,297
Income taxes payable	54,932	46,629
Provisions	37,605	38,551
Other non-current liabilities	52,793	48,428
Deferred tax liabilities	710,147	575,966
Total non-current liabilities	5,917,710	5,841,751
Current liabilities:
Bonds and loans	586,817	284,474
Trade and other payables	318,816	326,978
Other financial liabilities	95,706	96,691
Income taxes payable	182,738	135,804
Provisions	405,245	461,707
Other current liabilities	499,386	476,018
Liabilities held for sale	87,190	23,286
Total current liabilities	2,175,898	1,804,958
Total liabilities	8,093,608	7,646,709

Takeda Pharmaceutical Company Limited (4502)
Summary of Financial Statements for the Nine-month
Period Ended December 31, 2020 (Consolidated)

	JPY (millions)
	As of March 31, 2020	As of December 31, 2020
EQUITY
Share capital	1,668,123	1,668,145
Share premium	1,680,287	1,678,656
Treasury shares	(87,463)	(59,567)
Retained earnings	1,369,972	1,306,568
Other components of equity	92,564	41,551
Equity attributable to owners of the company	4,723,483	4,635,353
Non-controlling interests	4,003	4,075
Total equity	4,727,486	4,639,428
Total liabilities and equity	12,821,094	12,286,137

Takeda Pharmaceutical Company Limited (4502)
Summary of Financial Statements for the Nine-month
Period Ended December 31, 2020 (Consolidated)
(4) Condensed Interim Consolidated Statements of Changes in Equity
Nine-month period ended December 31, 2019 (From April 1 to December 31, 2019)

	JPY (millions)
	Equity attributable to owners of the company
	Share capital	Share premium	Treasury shares	Retained earnings	Other components of equity
					Exchange differences on translation of foreign operations	Changes in fair value of financial assets measured at fair value through other comprehensive income
As of April 1, 2019	1,643,585	1,650,232	(57,142)	1,595,431	299,128	46,380
Cumulative effects of changes in accounting policies				(512)
Restated opening balance	1,643,585	1,650,232	(57,142)	1,594,919	299,128	46,380
Net profit for the period				42,517
Other comprehensive income (loss)					(97,248)	12,684
Comprehensive income (loss) for the period	—	—	—	42,517	(97,248)	12,684
Transaction with owners:
Issuance of new shares	24,507	24,507
Acquisition of treasury shares			(52,744)
Disposal of treasury shares		(0)	1
Dividends				(282,692)
Transfers from other components of equity				23,703		(25,986)
Share-based compensation		21,482
Exercise of share-based awards		(22,494)	22,407
Total transactions with owners	24,507	23,495	(30,336)	(258,989)	—	(25,986)
As of December 31, 2019	1,668,092	1,673,727	(87,478)	1,378,447	201,880	33,078

	Equity attributable to owners of the company
	Other components of equity
	Cash flow hedges	Hedging cost	Remeasurement of defined benefit pensions plans	Total	Total	Non- controlling interests	Total equity
As of April 1, 2019	2,959	1,412	—	349,879	5,181,985	4,006	5,185,991
Cumulative effects of changes in accounting policies				—	(512)		(512)
Restated opening balance	2,959	1,412	—	349,879	5,181,473	4,006	5,185,479
Net profit for the period				—	42,517	211	42,728
Other comprehensive income (loss)	(86)	41	(2,283)	(86,892)	(86,892)	83	(86,809)
Comprehensive income (loss) for the period	(86)	41	(2,283)	(86,892)	(44,375)	294	(44,081)
Transaction with owners:
Issuance of new shares				—	49,014		49,014
Acquisition of treasury shares				—	(52,744)		(52,744)
Disposal of treasury shares				—	1		1
Dividends				—	(282,692)	(153)	(282,845)
Transfers from other components of equity			2,283	(23,703)	—		—
Share-based compensation				—	21,482		21,482
Exercise of share-based awards				—	(87)		(87)
Total transactions with owners	—	—	2,283	(23,703)	(265,026)	(153)	(265,179)
As of December 31, 2019	2,873	1,453	—	239,284	4,872,072	4,147	4,876,219

Takeda Pharmaceutical Company Limited (4502)
Summary of Financial Statements for the Nine-month
Period Ended December 31, 2020 (Consolidated)
Nine-month period ended December 31, 2020 (From April 1 to December 31, 2020)

	JPY (millions)
	Equity attributable to owners of the company
	Share capital	Share premium	Treasury shares	Retained earnings	Other components of equity
					Exchange differences on translation of foreign operations	Changes in fair value of financial assets measured at fair value through other comprehensive income
As of April 1, 2020	1,668,123	1,680,287	(87,463)	1,369,972	91,848	22,891
Net profit for the period				178,907
Other comprehensive income (loss)					(42,191)	69,348
Comprehensive income (loss) for the period	—	—	—	178,907	(42,191)	69,348
Transaction with owners:
Issuance of new shares	22	22
Acquisition of treasury shares			(2,138)
Disposal of treasury shares		(0)	2
Dividends				(283,718)
Transfers from other components of equity				41,407		(46,286)
Share-based compensation		28,119
Exercise of share-based awards		(29,772)	30,032
Total transactions with owners	22	(1,631)	27,896	(242,311)	—	(46,286)
As of December 31, 2020	1,668,145	1,678,656	(59,567)	1,306,568	49,657	45,953

	Equity attributable to owners of the company
	Other components of equity
	Cash flow hedges	Hedging cost	Remeasurement of defined benefit pensions plans	Total	Total	Non- controlling interests	Total equity
As of April 1, 2020	(22,730)	555	—	92,564	4,723,483	4,003	4,727,486
Net profit for the period				—	178,907	120	179,027
Other comprehensive income (loss)	(21,596)	(10,288)	(4,879)	(9,606)	(9,606)	29	(9,577)
Comprehensive income (loss) for the period	(21,596)	(10,288)	(4,879)	(9,606)	169,301	149	169,450
Transaction with owners:
Issuance of new shares				—	44		44
Acquisition of treasury shares				—	(2,138)		(2,138)
Disposal of treasury shares				—	2		2
Dividends				—	(283,718)	(77)	(283,795)
Transfers from other components of equity			4,879	(41,407)	—		—
Share-based compensation				—	28,119		28,119
Exercise of share-based awards				—	260		260
Total transactions with owners	—	—	4,879	(41,407)	(257,431)	(77)	(257,508)
As of December 31, 2020	(44,326)	(9,733)	—	41,551	4,635,353	4,075	4,639,428

Takeda Pharmaceutical Company Limited (4502)
Summary of Financial Statements for the Nine-month
Period Ended December 31, 2020 (Consolidated)
(5) Condensed Interim Consolidated Statements of Cash Flows

	JPY (millions)
	Nine-month Period Ended December 31,
	2019	2020
Cash flows from operating activities:
Net profit for the period	42,728	179,027
Depreciation and amortization	437,921	420,281
Impairment losses	34,970	10,118
Equity-settled share-based compensation	21,213	28,119
Change in estimate of liabilities related to SHP647	—	(60,179)
Loss (gain) on sales and disposal of property, plant and equipment	381	(3,435)
Gain on divestment of business and subsidiaries	(12,964)	(38,273)
Loss on liquidation of foreign operations	399	—
Change in fair value of financial assets and liabilities associated with contingent consideration arrangements, net	1,884	8,888
Finance (income) and expenses, net	91,438	115,359
Share of loss of investments accounted for using the equity method	15,098	8,013
Income tax expenses	13,280	56,330
Changes in assets and liabilities:
Increase in trade and other receivables	(68,919)	(49,908)
Decrease in inventories	92,741	6,059
Decrease in trade and other payables	(39,195)	(5,082)
Increase in provisions	40,055	66,844
Other, net	16,478	14,129
Cash generated from operations	687,508	756,290
Income taxes paid	(210,267)	(174,694)
Tax refunds and interest on tax refunds received	7,074	28,375
Net cash from operating activities	484,315	609,971
Cash flows from investing activities:
Interest received	9,547	752
Dividends received	1,382	215
Acquisition of property, plant and equipment	(89,845)	(75,041)
Proceeds from sales of property, plant and equipment	257	42,818
Acquisition of intangible assets	(64,982)	(49,469)
Acquisition of investments	(7,327)	(9,479)
Proceeds from sales and redemption of investments	47,795	73,717
Acquisition of businesses, net of cash and cash equivalents acquired	(4,590)	—
Proceeds from sales of business, net of cash and cash equivalents divested	375,536	124,969
Other, net	(11,899)	(8,283)
Net cash from investing activities	255,874	100,199

Takeda Pharmaceutical Company Limited (4502)
Summary of Financial Statements for the Nine-month
Period Ended December 31, 2020 (Consolidated)

	JPY (millions)
	Nine-month Period Ended December 31,
	2019	2020
Cash flows from financing activities:
Net decrease in short-term loans and commercial papers	(325,242)	(84,997)
Proceeds from issuance of bonds and long-term loans	496,190	1,179,515
Repayments of bonds and long-term loans	(623,149)	(1,389,102)
Payments for settlement of forward rate agreement related to bonds	—	(34,830)
Acquisition of treasury shares	(3,725)	(2,138)
Interest paid	(105,161)	(84,185)
Dividends paid	(274,258)	(274,679)
Acquisition of non-controlling interests	(1,700)	—
Repayments of lease liabilities	(21,099)	(27,710)
Other, net	(3,138)	(156)
Net cash used in financing activities	(861,282)	(718,282)
Net decrease in cash and cash equivalents	(121,093)	(8,112)
Cash and cash equivalents at the beginning of the year
(Consolidated statements of financial position)	702,093	637,614
Cash and cash equivalents reclassified back from assets held for sale	629	—
Cash and cash equivalents at the beginning of the year	702,722	637,614
Effects of exchange rate changes on cash and cash equivalents	(13,350)	(11,797)
Cash and cash equivalents at the end of the period	568,279	617,705
Cash and cash equivalents reclassified to assets held for sale	—	(70)
Cash and cash equivalents at the end of the period
(Consolidated statements of financial position)	568,279	617,635

Takeda Pharmaceutical Company Limited (4502)
Summary of Financial Statements for the Nine-month
Period Ended December 31, 2020 (Consolidated)
(6) Notes to Condensed Interim Consolidated Financial Statements
(Significant Uncertainty Regarding Going Concern Assumption)
Nine-month period ended December 31, 2020 (April 1 to December 31, 2020)
Not applicable.
(Significant Accounting Policies)
Significant accounting policies adopted for the condensed interim consolidated financial statements are the same as those adopted for the consolidated financial statements of the fiscal year ended March 31, 2020.
Takeda calculated income tax expenses for the nine-month period ended December 31, 2020, based on the estimated average annual effective tax rate.
(Significant Changes in Equity Attributable to Owners of the Company)
Nine-month period ended December 31, 2020 (April 1 to December 31, 2020)
Not applicable.
(Significant Subsequent Events)
Early redemption of unsecured U.S. dollar-denominated senior notes
On January 22, 2021, Takeda redeemed 900 million USD in unsecured U.S. dollar-denominated senior notes in advance of their original maturity date of September 23, 2021. These notes were issued in September 2016 and were assumed as part of the Shire Acquisition.
On January 25, 2021, Takeda provided a notice of redemption to the holders of 1,250 million USD and 300 million USD of unsecured U.S. dollar-denominated senior notes in advance of their original maturity dates of November 26, 2021 and January 18, 2022. These notes were issued in November 2018 and July 2017, with the redemptions scheduled to take place on February 26, 2021 and February 25, 2021 respectively.
The impact from these redemptions on the consolidated statements of profit or loss is not expected to be material.

APPENDIX

1 FY2020 Q3YTD Reconciliation from Reported Revenue to Underlying Revenue
2 FY2020 Q3YTD Reconciliation from Reported to Core/Underlying Core
3 FY2019 Q3YTD Reconciliation from Reported to Core/Underlying Core

1 FY2020 Q3YTD Reconciliation from Reported Revenue to Underlying Revenue

Q3YTD
(Billion JPY)	FY2019	FY2020	vs. PY
Revenue	2,519.5	2,427.5	(91.9)	- 3.6%
FX effects*1				+3.2pp
Divestitures*2				+1.5pp
XIIDRA				+0.4pp
Regional portfolio				+1.0pp
TACHOSIL				+0.1pp
Others				+0.2pp
Underlying Revenue Growth				+ 1.1%

*1 FX adjustment applies plan rate to both periods.
*2 Major adjustments are as follow;
•Net sales of XIIDRA, a treatment for dry eye disease, the divestiture of which was completed in July 2019, are excluded from FY2019 Q3 YTD.
•Revenue of select over-the-counter and non-core products in a number of Near East, Middle East and Africa countries, is excluded from FY2019 Q3 YTD as the divestiture was completed in March 2020.
•Revenue of select over-the-counter and non-core products in Russia, Georgia, and a number of countries from within the Commonwealth of Independent States, is excluded from FY2019 Q3 YTD as the divestiture was completed in March 2020.
•Revenue of select over-the-counter and non-core products in Asia Pacific, is excluded from both FY2020 Q3 YTD and FY2019 Q3 YTD. The divestiture was completed in November 2020.
•Revenue of select over-the-counter and non-core products in Latin America, is excluded from both FY2020 Q3 YTD and FY2019 Q3 YTD, as the divestiture had been expected to complete within the calendar year 2020. The divestiture was completed in January 2021.
•Net sales from TACHOSIL, a surgical patch, are excluded from both FY2020 Q3 YTD and FY2019 Q3 YTD. The divestiture was completed in January 2021.
•Net sales of products related to other divestiture agreements that were publicly announced and completed or had been expected to complete within the calendar year 2020 are also excluded from both FY2020 Q3 YTD and FY2019 Q3 YTD.

2 FY2020 Q3 YTD Reconciliation from Reported to Core/Underlying Core

FY2020 Q3 YTD
(Billion JPY)	REPORTED	REPORTED TO CORE ADJUSTMENTS							CORE	CORE TO UNDERLYING CORE ADJ.		UNDERLYING GROWTH
		Amortization & impairment of intangible assets	Other operating income/expense	Shire integration costs	Shire purchase accounting adjustments	TEVA JV related accounting adjustments	Swiss tax reform	Others		FX	Divestitures
Revenue	2,427.5								2,427.5	155.6	(47.6)	+1.1%
Cost of sales	(740.9)				69.6			4.2	(667.0)	(40.3)	14.4
Gross Profit	1,686.7				69.6			4.2	1,760.5	115.2	(33.2)
SG&A expenses	(641.3)			0.0	(0.4)			0.1	(641.5)	(36.4)
R&D expenses	(342.5)			(0.4)	0.0			4.5	(338.4)	(12.9)
Amortization of intangible assets	(304.6)	65.4			239.2				—
Impairment losses on intangible assets	(3.0)	3.0							—
Other operating income	118.5		(57.3)		(60.2)	(1.1)			—
Other operating expenses	(155.1)		77.6	58.8				18.7	—
Operating profit	358.7	68.4	20.3	58.5	248.3	(1.1)		27.5	780.6	65.8	(33.2)	+8.5%
Margin	14.8%								32.2%			32.1%*
Financial income/expenses	(115.4)			7.9	10.5			(1.2)	(98.2)	4.5
Equity income/loss	(8.0)					16.2		(5.2)	3.0	(0.1)
Profit before tax	235.4	68.4	20.3	66.4	258.8	15.1		21.1	685.5	70.2	(33.2)
Tax expenses	(56.3)	(16.6)	(1.5)	(13.6)	(50.2)	(4.6)		(22.8)	(165.5)	(16.9)	8.0
Non-controlling interests	(0.1)								(0.1)	0.0
Net profit	178.9	51.8	18.8	52.8	208.7	10.5		(1.7)	519.8	53.2	(25.2)
EPS (yen)	115								333	35	(16)	+4.5%
Number of shares (millions)	1,562								1,562			1,558

* Underlying Core Operating Profit Margin.

3 FY2019 Q3 YTD Reconciliation from Reported to Core/ Underlying Core

FY2019 Q3 YTD
(Billion JPY)	REPORTED	REPORTED TO CORE ADJUSTMENTS							CORE	CORE TO UNDERLYING CORE ADJ.		UNDERLYING CORE
		Amortization & impairment of intangible assets	Other operating income/ expense	Shire acquisition related costs	Shire purchase accounting adjustments	Teva JV related accounting adjustments	Swiss tax reform	Others		FX	Divestitures
Revenue	2,519.5								2,519.5	75.2	(86.5)
Cost of sales	(841.6)				168.9				(672.7)	(23.2)	18.9
Gross Profit	1,677.9				168.9				1,846.8	52.1	(67.6)
SG&A expenses	(711.7)			1.6	3.3				(706.8)	(21.4)
R&D expenses	(353.1)			5.1	0.1				(347.9)	(5.7)
Amortization of intangible assets	(309.9)	66.1			243.9
Impairment losses on intangible assets	(19.2)	19.2
Other operating income	29.8		(19.0)			(10.8)
Other operating expenses	(151.3)		62.9	88.3
Operating profit	162.5	85.3	44.0	95.0	416.2	(10.8)			792.2	25.0	(67.6)
Margin	6.5%								31.4%			29.9%
Financial income/expenses	(91.4)			4.6	11.4			(24.3)	(99.7)	2.4
Equity income/loss	(15.1)					21.8			6.7	(0.0)
Profit before tax	56.0	85.3	44.0	99.6	427.7	10.9		(24.3)	699.2	27.4	(67.6)
Tax expenses	(13.3)	(20.4)	(2.6)	(18.5)	(66.2)	(3.3)	(66.6)	52.2	(138.8)	(11.7)	16.2
Non-controlling interests	(0.2)								(0.2)	(0.0)
Net profit	42.5	64.9	41.4	81.1	361.4	7.6	(66.6)	27.9	560.2	15.7	(51.4)
EPS (yen)	27								360	10	(33)	337
Number of shares (millions)	1,557								1,557			1,558

Important Notice
For the purposes of this notice, "report" means this document, any oral presentation, any question and answer session and any written or oral material discussed or distributed by Takeda Pharmaceutical Company Limited ("Takeda") regarding this release. This report (including any oral briefing and any question-and-answer in connection with it) is not intended to, and does not constitute, represent or form part of any offer, invitation or solicitation of any offer to purchase, otherwise acquire, subscribe for, exchange, sell or otherwise dispose of, any securities or the solicitation of any vote or approval in any jurisdiction. No shares or other securities are being offered to the public by means of this report. No offering of securities shall be made in the United States except pursuant to registration under the U.S. Securities Act of 1933, as amended, or an exemption therefrom. This report is being given (together with any further information which may be provided to the recipient) on the condition that it is for use by the recipient for information purposes only (and not for the evaluation of any investment, acquisition, disposal or any other transaction). Any failure to comply with these restrictions may constitute a violation of applicable securities laws.
The companies in which Takeda directly and indirectly owns investments are separate entities. In this report, "Takeda" is sometimes used for convenience where references are made to Takeda and its subsidiaries in general. Likewise, the words "we", "us" and "our" are also used to refer to subsidiaries in general or to those who work for them. These expressions are also used where no useful purpose is served by identifying the particular company or companies.
Forward-Looking Statements
This report and any materials distributed in connection with this report may contain forward-looking statements, beliefs or opinions regarding Takeda’s future business, future position and results of operations, including estimates, forecasts, targets and plans for Takeda. Without limitation, forward-looking statements often include words such as "targets", "plans", "believes", "hopes", "continues", "expects", "aims", "intends", "ensures", "will", "may", "should", "would", "could" "anticipates", "estimates", "projects" or similar expressions or the negative thereof. These forward-looking statements are based on assumptions about many important factors, including the following, which could cause actual results to differ materially from those expressed or implied by the forward-looking statements: the economic circumstances surrounding Takeda’s global business, including general economic conditions in Japan and the United States; competitive pressures and developments; changes to applicable laws and regulations; the success of or failure of product development programs; decisions of regulatory authorities and the timing thereof; fluctuations in interest and currency exchange rates; claims or concerns regarding the safety or efficacy of marketed products or product candidates; the impact of health crises, like the novel coronavirus pandemic, on Takeda and its customers and suppliers, including foreign governments in countries in which Takeda operates, or on other facets of its business; the timing and impact of post-merger integration efforts with acquired companies; the ability to divest assets that are not core to Takeda’s operations and the timing of any such divestment(s); and other factors identified in Takeda’s most recent Annual Report on Form 20-F and Takeda’s other reports filed with the U.S. Securities and Exchange Commission, available on Takeda’s website at: https://www.takeda.com/investors/reports/sec-filings/ or at www.sec.gov. Takeda does not undertake to update any of the forward-looking statements contained in this report or any other forward-looking statements it may make, except as required by law or stock exchange rule. Past performance is not an indicator of future results and the results or statements of Takeda in this report may not be indicative of, and are not an estimate, forecast, guarantee or projection of Takeda’s future results.
Certain Non-IFRS Financial Measures
This report includes certain non-IFRS financial measures and targets. Takeda's management evaluates results and makes operating and investment decisions using both IFRS and non-IFRS measures included in this report. Non-IFRS results exclude certain income and cost items which are included in IFRS results. By including these non-IFRS measures, management intends to provide investors with additional information to further analyze Takeda's performance, core results and underlying trends. Non-IFRS results are not prepared in accordance with IFRS and non-IFRS information should be considered a supplement to, and not a substitute for, financial statements prepared in accordance with IFRS. Investors are encouraged to review the reconciliations of non-IFRS financial measures to their most directly comparable IFRS measures, which are on appendices 1-3.
Medical information
This report contains information about products that may not be available in all countries, or may be available under different trademarks, for different indications, in different dosages, or in different strengths. Nothing contained herein should be considered a solicitation, promotion or advertisement for any prescription drugs including the ones under development.
Financial information
Takeda’s financial statements are prepared in accordance with International Financial Reporting Standards ("IFRS").